================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                SCHEDULE 14D-1/A

                             TENDER OFFER STATEMENT

                               (AMENDMENT NO. 2)

                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                            ------------------------

                 AMERIWOOD INDUSTRIES INTERNATIONAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                           HORIZON ACQUISITION, INC.
                             DOREL INDUSTRIES INC.
                                    (BIDDER)
                            ------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  03070M 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                MARTIN SCHWARTZ
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             DOREL INDUSTRIES INC.
                      4750 BOULEVARD DES GRANDES PRAIRIES
                          ST. LEONARD, QUEBEC, CANADA
                                    H1R 2A3
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                    COPY TO:
                              BRUCE CZACHOR, ESQ.
                              SHEARMAN & STERLING
                        SUITE 4405, COMMERCE COURT WEST
                                 199 BAY STREET
                            TORONTO, ONTARIO, CANADA
                                    M5L 1E8
                           TELEPHONE: (416) 360-8484


                                 APRIL 27, 1998

            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
================================================================================

Page 1 of 8 Pages                                        Exhibit Index on Page 8

                           SCHEDULE 14D-1/A AND 13D/A



         ---------------------                                -----------------
         CUSIP NO. 03070M 10 0                                PAGE 2 OF 8 PAGES
         ---------------------                                -----------------

-----------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS: DOREL INDUSTRIES INC.
                  I.R.S. IDENTIFICATION NUMBER: N/A
-----------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (A) [ ]
                                                                           (B) [ ]
-----------------------------------------------------------------------------------
         3        SEC USE ONLY
-----------------------------------------------------------------------------------

         4        SOURCE OF FUNDS:
                  BK
-----------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(D) or 2(E):                            [   ]
-----------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  PROVINCE OF QUEBEC, CANADA
-----------------------------------------------------------------------------------

         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  *
-----------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                            [   ]
-----------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
                  5.88%*
-----------------------------------------------------------------------------------

         10       TYPE OF REPORTING PERSON:
                  HC AND CO
-----------------------------------------------------------------------------------

---------------
* On March 27, 1998, Dorel Industries Inc., a Quebec, Canada corporation ("Parent"), and Horizon Acquisition, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), entered into Tender and Option Agreements (the "Tender Agreements") with each of Neil L. Diver, Chairman of the Board of Directors of Ameriwood Industries International Corporation (the "Company"), and Kevin K. Coyne and Edwin Wachtel, each a member of the Board of Directors of the Company (collectively, the "Director Shareholders"), who own of record an aggregate of 255,717 shares, or approximately 5.88% of the shares of Common Stock of the Company outstanding on March 27, 1998, pursuant to which the Director Shareholders agreed, among other things and upon the terms and conditions set forth therein, to tender such shares in the Offer (as defined herein), to grant an option on such shares at the Offer Price (as defined herein) to the Purchaser, to vote such shares in the manner specified in the Tender Agreements with respect to certain matters and to appoint Parent as the Director Shareholders' proxy to vote such shares in certain circumstances. The Tender Agreements are described more fully in Section 11 of the Offer to Purchase dated April 3, 1998.

                           SCHEDULE 14D-1/A AND 13D/A

------------------------------                    ------------------------------
         CUSIP NO. 03070M 10 0                          PAGE 3 OF 8 PAGES
------------------------------                    ------------------------------


--------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSON:
                  HORIZON ACQUISITION, INC.,
                  I.R.S. IDENTIFICATION NUMBER: APPLIED FOR
--------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (A) [ ]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
         3        SEC USE ONLY
--------------------------------------------------------------------------------

         4        SOURCE OF FUNDS:
                  AF
--------------------------------------------------------------------------------
         5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(E) or 2(F):                            [ ]
--------------------------------------------------------------------------------

         6        CITIZENSHIP OR PLACE OF ORGANIZATION:
                  STATE OF DELAWARE
--------------------------------------------------------------------------------

         7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                  REPORTING PERSON:
                  *
--------------------------------------------------------------------------------
         8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
                  CERTAIN SHARES:                                            [ ]
--------------------------------------------------------------------------------

         9        PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
                  5.88%*
--------------------------------------------------------------------------------

         10       TYPE OF REPORTING PERSON:
                  CO
--------------------------------------------------------------------------------

---------------
* The footnote on page 2 is incorporated by reference herein.

                           SCHEDULE 14D-1/A AND 13D/A

------------------------------                    ------------------------------
       CUSIP NO. 03070M 10 0                             PAGE 4 OF 8 PAGES
------------------------------                    ------------------------------


     This Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1 (as amended prior to the date hereof, the "Schedule 14D-1") and Amendment No. 2 to
Schedule 13D relates to the offer by the Purchaser, an indirect wholly-owned subsidiary of Parent, to purchase all outstanding Shares of the Company, at a price of $9.625 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 3, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Schedule 14D-1 was originally filed with the Securities and Exchange Commission on April 3, 1998.


     Capitalized terms used herein but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Schedule 14D-1.

                           SCHEDULE 14D-1/A AND 13D/A

------------------------------                       --------------------------
    CUSIP NO. 03070M 10 0                                   PAGE 5 OF 8 PAGES
------------------------------                       --------------------------

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.



     The information set forth in Items 4(a) and (b) of Schedule 14D-1 is hereby amended by deleting in its entirety the next to last sentence of the first paragraph under Section 10, "Source and Amount of Funds," contained in the Offer to Purchase.



ITEM 10.  ADDITIONAL INFORMATION.



     (g) The second sentence of the first paragraph under Section 4, "Acceptance for Payment and Payment," contained in the Offer to Purchase is hereby amended to read in its entirety as follows: "All determinations concerning the satisfaction of such terms and conditions will be within the Purchaser's reasonable discretion."



     (h)  Clause (iii) of the first sentence of the first paragraph under
Section 14, "Certain Conditions of the Offer," contained in the Offer to Purchase is hereby amended to read in its entirety as follows: "at any time on or after the date of the Merger Agreement and on or before the Expiration Date, any of the following events shall have occurred:"

                           SCHEDULE 14D-1/A AND 13D/A

------------------------------                              -------------------
       CUSIP NO. 03070M 10 0                                 PAGE 6 OF 8 PAGES
------------------------------                              -------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         HORIZON ACQUISITION, INC.

                                         By:      /s/ MARTIN SCHWARTZ
                                           ------------------------------------
                                           Name: Martin Schwartz
                                           Title: President, Chairman of the
                                                  Board, Secretary and
                                                  Assistant Treasurer


Date: April 27, 1998

                           SCHEDULE 14D-1/A AND 13D/A

------------------------------                              -------------------
    CUSIP NO. 03070M 10 0                                    PAGE 7 OF 8 PAGES
------------------------------                              -------------------

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DOREL INDUSTRIES INC.

                                          By:      /s/ MARTIN SCHWARTZ
                                            ------------------------------------
                                            Name: Martin Schwartz
                                            Title: President and Chief Executive
                                                   Officer


Date: April 27, 1998

                           SCHEDULE 14D-1/A AND 13D/A

------------------------------                   ------------------------------
       CUSIP NO. 03070M 10 0                              PAGE 8 OF 8 PAGES
------------------------------                   ------------------------------


                                 EXHIBIT INDEX

EXHIBIT                                                                 PAGE IN SEQUENTIAL
  NO.                                                                    NUMBERING SYSTEM
-------                                                                 ------------------
*(a)(1)   Offer to Purchase dated April 3, 1998.......................
*(a)(2)   Letter of Transmittal with respect to the Shares............
*(a)(3)   Notice of Guaranteed Delivery with respect to the Shares....
*(a)(4)   Letter dated April 3, 1998, from Innisfree M&A Incorporated to Brokers, Dealers, Banks, Trust Companies and Other
          Nominees....................................................
*(a)(5)   Letter from Brokers, Dealers, Commercial Banks, Trust
          Companies and Nominees to Clients...........................
*(a)(6)   Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9...............................
*(a)(7)   Form of Summary Advertisement Dated April 3, 1998...........
*(a)(8)   Press Release jointly issued by Parent and the Company on
          March 30, 1998..............................................
*(b)(1)   Commitment letters regarding financing between Parent and
          Teachers Insurance Annuity Association and Prudential
          Capital Corp................................................
*(b)(2)   Term Sheet executed by Parent, Dorel Investment L.P. and
          Royal Bank of Canada regarding unsecured guaranteed
          revolving credit facility...................................
*(c)(1)   Agreement and Plan of Merger, dated as of March 27, 1998,
          among Parent, the Purchaser and the Company.................
*(c)(2)   Form of Tender and Option Agreement, dated as March 27,
          1998, among Parent, the Purchaser and certain shareholders of the Company..............................................
*(c)(3)   Confidentiality Agreement, dated November 25, 1997, by and between Parent and the Company..............................

---------------

* Previously filed.